Exhibit 4.8

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Equitrans Midstream Corporation (our, “ETRN” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our common stock, no par value.

DESCRIPTION OF COMMON STOCK

The following is a description of the terms of our common stock based on the Company’s second amended and restated articles of incorporation (Articles), the Company’s third amended and restated by-laws (Bylaws) and relevant provisions of the laws of the Commonwealth of Pennsylvania. This summary is not complete, and is qualified in its entirety by reference to the Articles, Bylaws and the laws of the Commonwealth of Pennsylvania.

Authorized Capital Stock

The Company is authorized to issue 1,250,000,000 shares of common stock, no par value, and 50,000,000 shares of preferred stock, no par value, of which 30,018,446 shares are designated as the “Series A Perpetual Convertible Preferred Shares” (Series A Preferred Stock). There are 30,018,446 shares of preferred stock issued and outstanding, all of which are Series A Preferred Stock. The outstanding shares of the Company’s common stock are fully paid and nonassessable.

The shares of Series A Preferred Stock ranks senior to the Company’s common stock with respect to dividend rights and rights upon liquidation.

Common Stock

Voting Rights

Each share of the Company's common stock is entitled to one vote on all matters requiring a vote of shareholders. Shareholders do not have cumulative voting rights in elections of directors. A director nominee will be elected to the Company's board of directors (the Company Board) at a meeting of shareholders if the votes cast “for” such nominee exceed the votes cast "against" such nominee (excluding abstentions), unless the number of nominees exceeds the number of directors to be elected, in which case the nominees receiving the highest number of votes up to the number of directors to be elected will be elected.
The Series A Preferred Stock holders vote on an as-converted basis with Company common stock and have certain other class voting rights with respect to any amendment to the Articles (including by merger or otherwise) that would be adverse (other than in a de minimis manner) to any of the rights, preferences or privileges of the Series A Preferred Stock.

Dividend Rights

Subject to the rights and preferences of the holders of the Series A Preferred Stock or any other outstanding shares of preferred stock, each share of the Company's common stock is entitled to receive any dividends, in cash, securities or property, as the Company Board may declare. Pennsylvania law prohibits the payment of dividends and the repurchase of capital stock if the Company is insolvent or if the Company would become insolvent after the dividend or repurchase (unless, in the case of a repurchase, the purchase price is deferred such that the Company will not become insolvent when it is paid).

The holders of the Series A Preferred Stock receive cumulative quarterly dividends at a rate per annum of 9.75% for each quarter ending on or before March 31, 2024, and thereafter quarterly dividends at a rate per annum equal to the sum of (i) three-month LIBOR as of the LIBOR Determination Date (as defined in the Articles) in respect of the applicable quarter and (ii) 8.15%; provided that such rate per annum in respect of periods after March 31, 2024 will not be less than 10.50%. The Company is not permitted to pay any dividends on any Junior Securities (as defined in the Articles), including on Company common stock, prior to paying the quarterly dividends payable to the holders of the Series A Preferred Stock, including any previously accrued and unpaid dividends.

Liquidation and Other Rights

In the event of the liquidation, dissolution or winding up, either voluntarily or involuntarily, of the Company, subject to the rights and preferences of the Series A Preferred Stock holders or holders of any other outstanding shares of preferred stock, holders of common stock will be entitled to share pro rata in all of the Company's remaining assets available for distribution.

The holders of the Series A Preferred Stock are entitled to certain liquidation payments in preference to the holders of, and before any payment or distribution is made on, any junior stock of the Company, including common stock, on the terms and payable in the manner set forth in the Articles.

Miscellaneous

The holders of the Company's common stock do not have preemptive rights or conversion rights, and there are no redemption or sinking fund provisions applicable to the Company's common stock. Holders of fully paid shares of the Company's common stock are not subject to any liability for further calls or assessments.

Ability to Issue Preferred Stock

Under Pennsylvania law and the Articles, the Company Board is authorized to issue shares of preferred stock from time to time in one or more series without shareholder approval. Subject to limitations prescribed by Pennsylvania law, the Articles and the Bylaws, the Company Board is able to determine the number of shares constituting each series of preferred stock and the designation, preferences, qualifications, limitations, restrictions, and special or relative rights or privileges of that series. Except as otherwise set forth in the Articles with respect to the Series A Preferred Stock, holders of the Company preferred stock have no voting rights for the election of directors and have no other voting rights except as the Company Board may determine pursuant to its authority under the Articles with respect to any particular series of the Company preferred stock and except as provided by law.

The particular terms of any series of preferred stock will be set by the Company Board for that series of preferred stock. Those terms may include:

•	the distinctive serial designation of such series;

•	the annual dividend rate for such series, if any, and the date or dates from which dividends shall commence to accrue;

•	the redemption price or prices, if any, for shares of such series and the terms and conditions on which such shares may be redeemed;

•	the provisions for a sinking, purchase or similar fund, if any, for the redemption or purchase of shares of such series;

•	the preferential amount or amounts payable upon shares of such series in the event of the Company's voluntary or involuntary liquidation;

•	the voting rights, if any, of shares of such series;

•	the terms and conditions, if any, upon which shares of such series may be converted and the class or classes or series of the Company's securities into which such shares may be converted;

•	the relative seniority, parity or junior rank of such series with respect to other series of preferred stock then or thereafter to be issued; and

•	any other specific terms, preferences, rights, privileges, limitations or restrictions of such series.

The rights of the holders of common stock are be subject to, and may be adversely affected by, the rights of the holders of the Series A Preferred Stock or holders of any other preferred stock that may be issued.

Anti-Takeover Effect of the Company's Governing Documents and Pennsylvania Business Corporation Law

The Articles and the Bylaws contain a number of provisions relating to corporate governance and to the rights of the Company shareholders. Certain of these provisions may have a potential “anti-takeover” effect by delaying, deferring or preventing a change of control of the Company. In addition, certain provisions of Pennsylvania law may have a similar effect.

Required Vote for Amendment of the Articles and the Bylaws

Subject to the voting rights given to holders of the Series A Preferred shares or any particular series of preferred stock by the Company Board, if any, pursuant to the Articles, and except as may be specifically provided to the contrary in any other provision in the Articles with respect to amendment or repeal of such provision, the Articles cannot be amended and no provision may be repealed by the Company shareholders without the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon..

The Company Board may make, amend and repeal the Bylaws with respect to those matters which are not, by statute, reserved exclusively to the Company shareholders, subject to the power of the Company shareholders to change such action. No bylaw may be made, amended or repealed by the Company shareholders unless such action is approved by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon.

Preferred Stock

The purpose of authorizing the Company Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the Company's outstanding voting stock. The existence of any authorized but undesignated preferred stock may have a depressive effect on the market price of the Company's common stock.

Anti-Takeover Law Provisions under the Pennsylvania Business Corporation Law

The Company is subject to certain provisions of Chapter 25 of the Pennsylvania Business Corporation Law (the PBCL), which may have the effect of discouraging or rendering more difficult a hostile takeover attempt against the Company, including Section 2524, Section 2538, Subchapter 25E and Subchapter 25F of the PBCL.

Under Section 2524 of the PBCL, shareholders of the Company cannot act by partial written consent except if permitted under the Articles. The Articles do not permit shareholder action by partial written consent except with respect to amending the number of votes required to elect a nominee for director to the Company Board.

Section 2538 of the PBCL requires enhanced shareholder approval for certain transactions between the Company and an “interested shareholder” (defined as a shareholder who is a party to the transaction or is treated differently from other shareholders). Section 2538 applies if an interested shareholder (together with his, her or its affiliates) is to (i) be a party to a merger or consolidation, a share exchange or certain sales of assets involving the Company or one of the Company's subsidiaries; (ii) receive a disproportionate amount of any securities of any corporation which survives or results from a division; (iii) be treated differently from others holding shares of the same class in a voluntary dissolution of such corporation; or (iv) have his or her percentage of voting or economic share interest in such corporation materially increased relative to substantially all other shareholders in a reclassification. Under these circumstances, the proposed transaction must be approved by the affirmative vote of the holders of shares representing at least a majority of the votes that all disinterested shareholders are entitled to cast with respect to such transaction. However, this special voting requirement will not apply where the proposed transaction has been approved in a prescribed manner by the members of the Company Board independent from the interested shareholder or if certain other conditions, including the amount of consideration to be paid to certain shareholders, are satisfied or the interested shareholder owns 80% or more of the Company. This voting requirement is in addition to any other voting requirement under the PBCL, the Articles or the Bylaws.

Under Subchapter 25E of the PBCL, if any person or group acting in concert acquires voting power over shares representing 20% or more of the votes which all of the Company's shareholders would be entitled to cast in an election of directors, any other shareholder may demand that such person or group purchase such shareholder's shares at a price determined in an appraisal proceeding.

Under Subchapter 25F of the PBCL, the Company may not engage in a merger, consolidation, share exchange, division, asset sale, disposition (in one transaction or a series of transactions) or a variety of other business combination transactions with a person who becomes the beneficial owner of shares representing 20% or more of the voting power in an election of the Company's directors unless: (1) the business combination or the acquisition of the 20% interest is approved by the Company Board prior to the date the 20% interest is acquired; (2) the person beneficially owns at least 80% of the Company's outstanding shares and the business combination (a) is approved by a majority vote of the disinterested shareholders and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F; (3) the business combination is approved by a majority vote of the disinterested shareholders at a meeting called no earlier than five years after the date the 20% interest is acquired; or (4) the business combination (a) is approved by shareholder vote at a meeting called no earlier than five years after the date the 20% interest is acquired and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F.

The Company has opted out of Subchapter 25G of the PBCL (which would have required a shareholder vote to accord voting rights to control shares acquired by a 20% shareholder in a control-share acquisition) and Subchapter 25H of the PBCL (which would have required a person or group to disgorge to the Company any profits received from a sale of the Company's equity securities under certain circumstances).

Advance Notice Requirements
The Company Bylaws require the Company shareholders to provide advance notice if they wish to submit a proposal or nominate candidates for director at the Company's annual meeting of shareholders. These procedures provide that notice of shareholder proposals and shareholder nominations for the election of directors at the Company's annual meeting must be in writing and received by the Company's secretary at its principal executive offices at least 90, but not more than 120, days prior to the anniversary of the date of the prior year's annual meeting of shareholders. In the case of a shareholder nomination, the notice submitted to the secretary must set forth information about the nominee and any person or entity on whose behalf the nomination is made and be accompanied by an executed written representation and agreement that includes an original irrevocable conditional resignation in the event that such nominee, in an uncontested election, receives more votes “against” than “for” election.

The Company Bylaws provide that the Company will include in its proxy materials for an annual meeting of shareholders the name, together with the Required Information (as defined in the Company Bylaws), of any person properly nominated for election to the Company Board by a shareholder or group of shareholders that satisfy the requirements of the Company Bylaws, including qualifying as an Eligible Shareholder (as defined in the Company Bylaws) if such Eligible Shareholder, among other things, provides advance notice to the Company in which the Eligible Shareholder expressly elects to have its nominee included in the proxy materials. The notice must be delivered to the principal executive offices of the Company at least 120, but not more than 150, days prior to the anniversary of the date that the prior year's proxy materials for the annual meeting of shareholders were mailed. As more fully described in the Company Bylaws, the number of shareholder nominees included in the Company's proxy materials may be the greater of (i) two and (ii) the largest whole number that does not exceed 20% of the number of directors in office on the last day on which the advance notice may be delivered. Shareholders will not be Eligible Shareholders able to take advantage of this provision of the Company Bylaws until our annual meeting of shareholders in 2022, which is three years after the date of our separation from our former parent company.
Special Meetings of Shareholders

The Company Bylaws provide that a special meeting of shareholders may be called by the Company Board or chief executive officer. The Company shareholders do not have a right to call a special meeting under the Company Bylaws or under the PBCL.

Special Treatment for Specified Groups of Nonconsenting Shareholders

Additionally, the PBCL permits an amendment of a corporation's articles of incorporation or other corporate action, if approved by shareholders generally, to provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class by providing, for example, that shares of common stock held only by designated shareholders of record, and no other shares of common stock, shall be cashed out at a price determined by the corporation, subject to applicable dissenters' rights.

Exercise of Director Powers Generally

Section 1715 of the PBCL also provides that the directors of a corporation are not required to regard the interests of the shareholders as being dominant or controlling in making decisions concerning takeovers or any other matters. The directors may consider, to the extent they deem appropriate, among other things, (1) the effects of any proposed action upon any or all groups affected by the action, including, among others, shareholders, employees, creditors, customers and suppliers, (2) the short-term and long-term interests of the corporation, (3) the resources, intent and conduct of any person or group seeking to acquire control of the corporation and (4) all other pertinent factors. The PBCL expressly provides that directors do not violate their fiduciary duties solely by relying on “poison pills” or the anti-takeover provisions of the PBCL. The Company does not currently have a “poison pill.”

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

The PBCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a representative of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In an action by or in the right of the corporation, indemnification will not be made in respect of any claim, issue, or matter as to which the person has been adjudged to be liable to the corporation unless the applicable court otherwise determines.

Unless ordered by a court, the determination of whether indemnification is proper in a specific case will be determined by (1) the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding; (2) if such a quorum is not obtainable or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (3) by the shareholders.

To the extent that a representative of a business corporation has been successful on the merits or otherwise in defense of a third-party action, derivative action, or corporate action, he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such individual in connection therewith.

Pennsylvania law permits a corporation to purchase and maintain insurance for a director or officer against any liability asserted against such individual, and incurred in his or her capacity as a director or officer or arising out of his or her position, whether or not the corporation would have the power to indemnify such individual against such liability under Pennsylvania law.

The Company Articles provide that a director shall, to the maximum extent permitted by Pennsylvania law, have no personal liability for monetary damages for any action taken, or any failure to take any action, as a director unless such director has breached or failed to perform the duties of his or her office under Chapter 17, Subchapter B of the PBCL (or any successor statute relating to directors' standard of care and justifiable reliance), and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The Company Bylaws provide for indemnification for current and former directors and officers serving at the request of the corporation to the fullest extent permitted by Pennsylvania law. The Company Bylaws also permit the advancement of expenses and expressly authorize the Company to carry directors' and officers' insurance to protect itself and its directors and officers against certain liabilities. The Company Bylaws also provide for indemnification of employees and agents of the Company under certain circumstances.

The limitation of liability and indemnification provisions in the Company Articles and the Company Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against the Company's directors and officers, even though such an action, if successful, might otherwise benefit the Company and its shareholders. However, these provisions do not limit or eliminate the Company's rights, or those of any shareholder, to seek nonmonetary relief such as injunction or rescission in the event of a breach of a director's duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Exclusive Forum

The Company Bylaws provide that, unless the Company otherwise determines, the state and federal courts sitting in the judicial district of the Commonwealth of Pennsylvania, Allegheny County, is the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Company to the Company or the Company shareholders, any action asserting a claim against the Company or any director, officer or other employee of the Company arising pursuant to any provision of the PBCL or the Company Articles or the Company Bylaws or any action asserting a claim against the Company or any director, officer or other employee of the Company governed by the internal affairs doctrine. The choice of forum provision set forth in the Company Bylaws does not apply to any actions arising under the Securities Act or the Exchange Act.

Authorized but Unissued Shares

Subject to applicable law and stock exchange rules, the Company's authorized but unissued shares of common stock and preferred stock are available for future issuance without your approval. The Company may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exchange Listing

The Company's common stock is listed on the New York Stock Exchange under the ticker symbol ETRN.

Transfer Agent and Registrar

The transfer agent and registrar for the Company's common stock is American Stock Transfer & Trust Company, LLC.